UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22132				July 31, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Aberdeen Multi-Manager Alternative Strategies Fund II (a series of Aberdeen Funds)
4. Address of principal executive office (number, street, city, state, zip code):

1735 Market Street, 32nd Floor Philadelphia, PA 19103

KPMG LLP

1601 Market Street

Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Aberdeen Multi-Manager Alternative Strategies Fund II:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Aberdeen Multi-Manager Alternative Strategies Fund II (the “Fund”) (formerly, “Arden Alternative Strategies II”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2016. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2016, and with respect to agreement of security purchases and sales, for the period from May 31, 2016 (the date of our last examination) through July 31, 2016:

(1) Confirmation of all securities held by institutions in book entry form for those securities mandated to JP Morgan Investment Management Inc. as subadvisor (Banco Santander (Spain), Bank of Austria (Austria), BNP Belgium (Belgium), BNP Security Services (France), BNP Italy (Italy), BNP Netherlands (Netherlands), Deutsche Bank AG (Germany), Nordea Denmark (Denmark), Nordea Finland (Finland), Nordea Norway (Norway), Nordea Sweden (Sweden), and UBS Switzerland (Switzerland))

(2) Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

(3) Confirmation of all futures contracts with brokers, as applicable

(4) Confirmation of all swap contracts with brokers, as applicable

(5) Confirmation of all forward foreign currency contracts with brokers, as applicable

(6) Reconciliation of all such securities, futures contracts, swap contracts and forward foreign currency contracts to the books and records of the Fund and the custodian

(7) Agreement of 15 security purchases and 15 security sales or maturities since the date of our last examination from the books and records of the Fund to trade blotters and custodial cash statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2016, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

This report is intended solely for the information and use of management and the Board of Trustees of the Aberdeen Multi-Manager Alternative Strategies Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

November 1, 2016

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

I, as a member of management of the Aberdeen Multi-Manager Alternative Strategies Fund II (the “Fund”) (formerly, “Arden Alternative Strategies II”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2016 and for the period from May 31, 2016 through July 31, 2016.

Based on this evaluation, I assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2016 and for the period from May 31, 2016 through July 31, 2016, with respect to securities reflected in the investment account of the Fund.

Aberdeen Funds

November 1, 2016

/s/ Andrea Melia
Andrea Melia, Treasurer